Mail Stop 6010

									December 8, 2005e


W. Ross C. Corace
Chief Executive Officer
MailTec, Inc.
469 S. Cherry Street - #207
Denver, CO  80246


Re:  	MailTec, Inc.
Amendment No. 1 to Form SB-2 Registration Statement
	File No. 333-127347


Dear Mr. Corace:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment and reissue the comment in part.
An on-line search of Nevada Secretary of State records indicates Oakwood Enterprise Corp. status as a corporation was revoked on November 1, 2003. As previously requested, please explain the legal basis underlying the actions taken by Oakwood`s directors and principal shareholders if it is not a registered corporation. We may have additional comments.


Risk Factors - page 9

2. We have considered your response to comment 14. However, the information in your risk factors is still too vague and ambiguous to be meaningful to potential investors. Please revise them so that they explain how each risk applies to an investment in your business, specifically. Each risk factor should contain a factual context, quantified to the extent practicable, sufficient to enable an investor to evaluate the risk and its consequences for the company.

We cannot offer any assurance as to our future financial results... - page 9

Our auditors have expressed a going concern issue that notes our need for capital... - page 9

3. In both risk factors, please replace the word "substantial" with the word "any" or explain why the word "substantial" is appropriate.

We do not meet the requirements for our stock to be quoted on NASDAQ,
American Stock Exchange, or any other senior exchange... - page 9

4. Please revise the subheading and body of the risk factor to more clearly indicate that your stock is and will likely be a "penny stock" for the foreseeable future. For example, the subheading should include the information your stock will be a "penny stock" under federal securities regulation, and that special rules applicable to the sale of penny stocks may make your stock less liquid and harder for investors to buy and sell your shares. The body of the risk factor should briefly describe what those rules require and describe the potential adverse impact, including that an investment in your securities is not likely to be very liquid, and that, because of the additional requirements, many brokers do not participate in penny stock transactions.

Economic and other conditions in the international markets in which we operate can affect demand for our services and our results of operations. - page 11

5. Your response to comment 25 indicates that this risk factor has been deleted. However, it is still included in the registration statement. Please delete it.

Increases in aviation and motor fuel prices can negatively affect our results of operations. - page 11

6. It is not clear to us why you are including this risk factor, since you do not own the airplanes and vehicles and you do not directly pay for the gasoline products used by UPS, Federal Express and Airborne Express, and you do not appear to have any direct exposure to "commodity price risk associated with variations in the market price for petroleum products." Is the risk that these entities will raise their prices to you if the price of gasoline continues to rise? Is the potential adverse consequence that you might not be able to pass along the price increases to your customers? If so, why is the risk limited to the cost of fuel prices? Please revise the risk factor to more adequately describe the specific risk to you and its potential adverse consequences to investors in your company.

Our operating results are subject to cyclical and seasonal fluctuations. - page 12

7. While the subheading refers to cyclical and seasonal fluctuations, the body of the risk factor refers to fluctuations in demand based on economic conditions and other factors. Please revise the body of the risk factor to specifically address the risks identified in the subheading.

Plan of Distribution - page 15

8. Please expand the discussion here or another appropriate location in the document to describe the business in which Oakwood was engaged at the time their services were provided and who provided the services to MailTec on behalf of Oakwood. Tell us how Oakwood`s business activities and expertise may have changed after the departure of Mr. Corace. We may have additional comments.

Business Operations - page 17

9. We note your response to comment 40. Please expand the discussion to clarify whether you will transport the mail to the destination
United States Postal Service facility.

10. We note the discussion at the bottom of page 17 to the effect the greater the discounts you receive the higher profit percentage you will obtain. Since you have conducted no operations, there is no history of or assurance for profitable operations. Please revise.

11. We have considered your response to comment 43, but your disclosure still does not explain what a "National Account" of the postal service is and why it will be beneficial to your business. Also, discuss what the requirements for acquiring this status are, and what you mean when you say that each year of renewal "solidifies the intent of the USPS to continue to develop joint marketing programs and offer new products."



Management`s Discussion and Analysis - page 25

12. We note the reference to the SBA loan and its base interest rate plus 1.75%. We note, however, that the loan agreement filed as an exhibit references a margin of 2.75%. Please advise or revise.

13. Please file the line of credit agreement as an exhibit.

Management - page 28

14. Please tell jus whether Mr. Barrett`s employment as a mail carrier may prevent or otherwise negatively impact the registrant`s ability to conduct business with the postal service. We may have additional comments.

Financial Statements, page 36

15. Refer to your response to comment 58. If the preferred stock was issued to unrelated parties, it appears that the fair value of the preferred stock issued in March 2005 at a conversion rate of $1.00 per share is the best indicator of the fair value of your common stock issued for financial and administrative services in March 2005.
Please tell us how management arrived at the $0.46 per share value and how that corresponds with the preferred stock issued in March 2005 and the current issuance price of $2.50.





*	*	*	*	*




As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Todd Sherman at 202-551-366559 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director

Cc:	Ms. Jody Walker, Esq.
	7841 South Garfield Way
	Littleton, Colorado  80122
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W. Ross C. Corace
MailTec, Inc.
December 8, 2005
Page 5